                                                                                    February 22, 2012

Deborah O’Neal-Johnson, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re: Response to Comments on 485(a) filing for Wells Fargo Advantage Absolute Return Fund (the “Fund”)

Dear Ms. Johnson:

In response to your comments to the Registrant’s filing made on December 12, 2011 pursuant to Rule 485(a) of the Securities Act of 1933 (accession no. 0000907244-11-000901), which you relayed to us in our telephone conversation on January 26, 2012, please note the following responses:

1.         Comment:       You requested that we confirm that the second sentence of the Fund’s investment objective is appropriate disclosure for a fund’s objective.

Response:        We have moved the sentence from the Fund’s investment objective to the description of the Fund’s principal investment strategies in the sections entitled “Principal Investment Strategies.”

2.         Comment:       You requested that we explain why the second footnote to the Fund’s Annual Fund Operating Expenses table in the section entitled “Fees and Expenses” includes four basis points of purchase premium and redemption fees when GMO Benchmark-Free Allocation Fund appears to charge nine basis points.

Response:        The four basis points referenced in the second footnote are not purchase premiums and redemption fees; rather, they are other direct expenses incurred by GMO Benchmark-Free Allocation Fund.  These expenses are separate and apart from the nine basis points of purchase premiums and redemption fees that are charged to the Fund by GMO Benchmark-Free Allocation Fund.  Because such purchase premiums and redemption fees are paid directly by the Fund they are included in the Fund’s “Other Expenses.” We have concluded that the referenced sentence in this second footnote is unnecessary and unnecessarily confusing, and thus have deleted it.

3.         Comment:       You requested that we show the maximum deferred sales charge applicable to Class A shareholders in the Fund’s Shareholder Fees table in the section entitled “Fees and Expenses.” You noted that the table currently shows a maximum deferred sales charge of zero; however, a charge of 1% applies to certain redemptions made within eighteen months, following purchases of $1 million or more without an initial sales charge, as described in the section entitled “A Choice of Share Classes.”

Response:        We have added the following footnote to the Class A maximum deferred sales charge line item in the Shareholder Fees table:

“Investments of $1 million or more are not subject to a front-end sales charge but will be subject to a deferred sales charge of 1.00% upon redemption within 18 months.”

4.         Comment:       You requested that we include gross expenses of GMO Benchmark-Free Allocation Fund when calculating the management fees and other expenses line items in the Fund’s Annual Fund Operating Expenses table in the section entitled “Fees and Expenses.”

            Response:        The figures shown in the fee table under Management Fees and Other Expenses include the gross expenses of GMO Benchmark-Free Allocation Fund.

5.         Comment:       Since the Fund is a feeder fund in a master/feeder fund structure, you requested that we show the aggregate expenses of both the master and feeder funds in the Fund’s Annual Fund Operating Expenses table in the section entitled “Fees and Expenses” as required by Instruction 1(d)(i) of Item 3 of Form N-1A.

Response:        The Fund currently aggregates the expenses of both the master and feeder funds in the Annual Fund Operating Expenses table. We have added the following footnote to the Annual Fund Operating Expenses table to clarify this fact:

“The Annual Fund Operating Expenses table and the Example of Expenses table below reflect the aggregate expenses of both the Fund and the MF share class of GMO Benchmark-Free Allocation Fund.”

6.         Comment:       You requested that we confirm if the supplemental support fee charged by GMO Benchmark-Free Allocation Fund is included in the Fund’s expense ratio.

Response:          The supplemental support fee charged by GMO Benchmark-Free Allocation Fund is included in the Fund’s expense ratio. We note that information regarding the supplemental support fee can be found in the Fund’s prospectus in the section entitled “Additional Expense and Performance Information” and in the Fund’s statement of additional information (“SAI”) in the section entitled “Fund Expenses.”

7.         Comment:       You requested that we note the class of shares of GMO Benchmark-Free Allocation Fund being used in the Fund’s Annual Fund Operating Expenses table in the section entitled “Fees and Expenses.”

Response:        We have added the following footnote to the Annual Fund Operating Expenses table to note the class of shares of GMO Benchmark-Free Allocation Fund being used in the table:

“The Annual Fund Operating Expenses table and the Example of Expenses table below reflect the aggregate expenses of both the Fund and the MF share class of GMO Benchmark-Free Allocation Fund.”

8.         Comment:       You requested that we confirm whether or not the fee waiver described in the fourth footnote to the Fund’s Annual Fund Operating Expense table in the section entitled “Fees and Expenses” is subject to recoupment by the Fund’s adviser.

Response:        The Fund’s fee waiver is not subject to recoupment by the adviser.

9.         Comment:       You requested that we explain supplementally why we chose to structure the Fund in the manner in which we did.

Response:        When looking to add an absolute return investment product to our fund lineup, we considered a number of different fund structures and advisory relationships. Ultimately, we decided to leverage our existing relationship with Grantham, Mayo and Van Otterloo, LLC (“GMO”). The Fund is a natural extension of our product line and serves as a complement to the existing Wells Fargo Advantage Asset Allocation Fund, which also invests all of its assets in a master fund managed by GMO. The Fund has the additional benefit of providing retail shareholders with the opportunity to indirectly invest in a product managed by GMO, whose funds have traditionally been available only to institutional investors. For example, in order to be eligible to invest directly in GMO Benchmark-Free Allocation Fund, an investor must invest at least $10 million in GMO-managed funds.   Structuring the Fund as a feeder fund in a master/feeder fund structure also allows the Fund to retain and utilize the track record of GMO Benchmark-Free Allocation Fund, which was incepted in 2003. The structure also allows GMO to manage assets in a more efficient way than if it were to manage the Fund directly, which potentially benefits the Fund through economies of scale achievable by aggregating the Fund’s assets with those of other direct investors in GMO Benchmark-Free Allocation Fund.

10.       Comment:       You requested that we confirm whether the Fund can invest in securities of all market capitalizations.

Response:        The Fund can have exposure to securities of any market capitalization through its investment in GMO Benchmark-Free Allocation Fund.  We have added the following language to the description of GMO Benchmark-Free Allocation Fund in the sections entitled “Principal Investment Strategies”:  “… and may invest in equity securities of companies of any market capitalization.”

11.       Comment:       You requested that we confirm if there are any credit restraints placed on the fixed income securities in which the Fund is able to invest.

Response:        The Fund can have exposure to fixed income securities of any credit quality through its investment in GMO Benchmark-Free Allocation Fund.

12.       Comment:       You requested that we add the parenthetical of “junk bonds” to further define below investment grade bonds in the description of Credit Risk in the section entitled “Principal Investment Risks.”

Response:        The requested change has been made.

13.       Comment:       You requested that we confirm that the description of Derivatives Risk in the section entitled “Principal Investment Risks” is consistent with the standards outlined in the SEC staff’s letter submitted to the Investment Company Institute (“ICI”) with respect to derivatives.

Response:        The Fund is exposed to derivatives as a result of its indirect investments in various GMO underlying funds. We believe that the principal investment strategies of the GMO underlying funds sufficiently explain the types of derivatives in which the GMO underlying funds may invest, the specific purpose for using such derivatives, and the extent to which such derivatives will be used. We also believe that the risks associated with such derivatives are sufficiently described in the Fund’s principal investment risks in accordance with the ICI Letter.

14.       Comment:       You requested that we explain why we included Commodities Risk, Real Estate Risk and Short Sales Risk in the section entitled “Principal Investment Risks.”

Response:        The risks included in the section entitled “Principal Investment Risks” include those risks that the Fund is subject to as a result of its indirect investments in the GMO underlying funds. While the Fund’s principal investment strategy does not include a discussion of commodities, real estate or short sales, the principal investment strategies of certain of the GMO underlying funds do contain such disclosure. We note that the principal investment strategies of the GMO underlying funds can be found in the Fund’s prospectus in the section entitled “Description of Underlying Funds.”

15.       Comment:       You requested that we confirm that the Calendar Year Total Returns tables are included in the Fund’s prospectuses.

Response:        We hereby confirm that the Calendar Year Total Returns tables are included in the Fund’s prospectuses.

16.       Comment:       You requested that we adjust the Fund’s performance in the Average Annual Total Returns tables in the section entitled “Performance” to reflect gross expenses.

Response:        We have made the requested change.

17.       Comment:       You requested in the section entitled “Tax Information” in the Fund summary that we disclose that subsequent withdrawals by an investor from certain tax advantaged investment plans, including 401(k)s, may be subject to federal income tax.

Response:        We respectfully decline to add this language as we believe such disclosure is outside the scope of Item 7 of Form N-1A and the existing disclosure, consistent with Item 7, focuses on distributions rather than redemptions (withdrawals). As the potential for investor withdrawals from tax-advantaged investments past the end of a statutory (or other defined) deferral period is a tax matter that is investor specific, we do include the following sentence in our disclosure:

“You should consult your tax adviser about your specific tax situation.”

18.       Comment:       You requested that, if shareholders are required to be notified if the Fund undergoes an investment objective change, we make note of such fact.

Response:        There is no requirement that the Fund notify shareholders when it makes a change to its investment objective. Consistent with Item 9 of Form N-1A, we do disclose the following in the “Key Fund Information” section of each prospectus:

“The investment objective of the Fund in this Prospectus is non-fundamental; that is, it can be changed by a vote of the Board of Trustees alone.”

19.       Comment:       You requested that we include the Fund’s advisory fee breakpoints in the section entitled “Organization and Management of the Fund – The Adviser and Portfolio Manager” or confirm that the Fund’s advisory fee is applicable to all asset levels.

Response:        The advisory fee breakpoint schedule has been added.

20.       Comment:       You requested that we provide a further description of the Fund’s management fee in the section entitled “Organization and Management of the Fund – The Adviser and Portfolio Manager.”

Response:        We respectfully decline to add additional language regarding the Fund’s management fee. As requested in the previous comment, we have added information with respect to the Fund’s advisory fee breakpoint schedule. We do not believe that Item 10 of Form N-1A requires that we add any additional information relating to the Fund’s management fee.

21.       Comment:       You noted that the Fund’s current fundamental investment policy with respect to concentration contains impermissible freedoms of action inconsistent with Guide 19 in that it contains exceptions for investments in securities of other investment companies and investments in repurchase agreements.

Response:        We do not believe that the Fund’s current fundamental investment policy with respect to concentration contains impermissible freedoms of action.  The Fund does not believe that investment companies or repurchase agreements constitute an “industry” or “group of industries”.

22.       Comment:       You requested that we confirm that the Other Public Company or Investment Company Directorships column in the biographical table with respect to the Fund’s Board of Trustees included in the Fund’s SAI contains information about all directorships held by the Trustees during the last five years.

Response:        The information provided in the Other Public Company or Investment Company Directorships column has been provided for the past five years.  We have revised the column headings to make this clear.

            *                      *                      *                      *                      *

We make the following representations to you:

            -the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

            -staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

            -the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As stated previously, we completed a Form N-1A filing for the Fund pursuant to Rule 485(a) under the Securities Act of 1933 on December 12, 2011, and we intend to complete the Form N-1A filing for the Fund pursuant to Rule 485(b) under the Securities Act of 1933 on or about March 1, 2012. Such filing will incorporate your comments, where applicable, as outlined in this letter, and will make other non-material changes.

Please feel free to call me at (617) 210-3662 if you have any questions or comments in this matter.

Sincerely,

Brian J. Montana

Senior Counsel

WELLS FARGO FUNDS MANAGEMENT, LLC